
September 15, 2009

Mr. Ara Zartarian
Chief Executive Officer, President
Marani Brands, Inc.
13152 Raymer Street, Suite 1A
North Hollywood, CA 91605

> **Re:** **Marani Brands, Inc.**
> **Form 10-KSB for the Year Ended June 30, 2008**
> **Filed October 14, 2008**
> **Response Letter Dated August 11, 2009**
> **File No. 333-123176**

Dear Mr. Zartarian:

We have reviewed your response and have the following comments. Where indicated, we think you should revise you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. In some our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Year Ended June 30, 2008

Amendment to This Form 10-KSB for the Year Ended June 30, 2008, page i

1. We refer you to the following bullet points:
    - In the first bullet, please plainly state you are amending to restate the April 2008 merger transaction to apply reverse merger accounting rather than the purchase method and that you are also clarifying your disclosure of the merger transaction and your pre and post merger business activities;
    - In the second bullet, please revise to state you are disclosing the effect of the differences for the change in accounting treatments from the purchase method to reverse merger accounting as a result of a correction of an error; and
    - In the fifth bullet point, please revise to state you are changing the accounting treatment for transactional costs related to the merger transaction from capitalization to a charge to earnings as a result of a correction of an error.

Item 6. Management's Discussion and Analysis or Plan of Operation, page 12

Operating Expenses, page 14

2. Please insert the term "restated" in headings where amounts presented have been revised. In this regard, you should label such amounts restated in the tables on pages 16 and 17.

Item 9. Directors, Executive Officers, Promoters, Control Persons and Corporate Governance; Compliance with Section 16(a) of the Exchange Act, page 21

3. Please tell us the reasons you have revised the tabular information on pages 23 through 25 of your proposed amended filing from the disclosures originally filed and how this reconciles with the last bullet point on page i that discloses, "We have not made any other amendment to any other information presented in our Form 10-KSB, as originally filed on October 14, 2008."

Consolidated Statements of Stockholders' Equity/(Deficit), page F-4

4. It does not appear that you have retroactively reflected the change in capitalization for all periods presented. We would expect the following to be presented to retroactively reflect the change in capitalization:

   - The equivalent number of shares received in the exchange by MEI shareholders should be the shares outstanding at the date of the reverse merger and existing share amounts should be recast based on the exchange ratio established in the merger agreement (i.e., the ratio of the number of shares issued by FFBI over the number of MEI shares outstanding before the reverse merger); and

   - The existing shares retained by FFBI shareholders reflected should be presented as being issued on the closing of the reverse merger.

Note 14-Subsequent Events, page F-15

5. We note you removed the management changes disclosed in the subsequent event footnote in the Form 10-K originally filed on October 14, 2008. Please reincorporate the disclosures that existed in the original 10-K, or tell us why removed the disclosure and describe the removal in the head note to the amendment. In addition, tell us whether you made any other changes to the original 10-K that are not described in the head note.

Note 12 – Stockholders' Equity, page F-14

Direct Offering Costs, page F-14

6. Please disclose a description of the offerings that gave rise to the direct offering costs. If the direct offering costs do not relate to an offering of equity securities but rather stem from the reverse merger, please revise the caption to "transaction costs" throughout the 10-K/A to more accurately describe the nature of the costs. In addition, disclose how you determined the value of the shares issued.

7. We note from your response to comment six of our letter dated July 24, 2009, that you will include the credit line agreement as an Exhibit to a Form 8-K. It does not appear that you have filed the agreement. Please file the agreement and provide it to us in your response.

Note 15-Restatement, page F-15

8. You are required to include a description of the nature of the error. You should expand the statement that the previously issued financial statements have been restated to also explain the restatement relates to the merger between FFBI and MEI in April, 2008, that management determined the original application of the purchase method was not in accordance with U.S. GAAP and that reverse merger accounting method was the appropriate method. You are also required to describe the effect of each correction to each financial statement line item and per share amounts on both years presented. See paragraph 26 of SFAS No. 154.

Exhibits

9. We note the proposed amended Form 10-KSB does not contain management's certifications or exhibits 31 and 32. When you file the amended filing please update management's certifications filed under exhibits 31 and 32 to refer to Form 10-K/A and include then current dates.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

10. We note your response to comment five of our letter dated July 24, 2009. We are not in a position to grant a waiver of the requirement to file amended Form 10-Qs for the fiscal quarters ended September 30, 2008, December 31, 2008 and March 31, 2009, in light of the extent of changes that must be made to your filings to reflect the restatement. In this regard, the historical financial information must present that of the distribution of wine and spirits products manufactured in Armenia by Marani Brands, Inc. and not the financial information of Fit For

Business, Inc. Refer to Question 133.01 of our Exchange Act Rules Compliance and Disclosure Interpretations, which may be found at http://www.sec.gov/divisions/corpfin/guidance/exchangeactrules-interps.htm. Please file amendments to your Form 10-Qs of fiscal 2009.

11. We note your response to comment seven of our letter dated July 24, 2009, and we re-issue the comment. Please reconsider your officers' conclusions as to the effectiveness of the company's disclosure controls and procedures and internal control over financial reporting at each interim date.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Brian McAllister at (202) 551-3341 or Ryan Milne, Accounting Branch Chief at (202) 551-3688 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel
and Health Care Services